CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue	Phone	+1 212 325 2000
New York, NY 10010-3629	Fax
www.credit-suisse.com

May 11, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	JinkoSolar Holding Co., Ltd. (the “Company”)
Registration Statement on Form F-1 (File No. 333-164432)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we hereby advise you that between April 29, 2010 and the date hereof, copies of the Company’s Preliminary Prospectus dated April 29, 2010 were distributed as follows: 3,813 copies to prospective underwriters, institutional investors, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Pursuant to Rule 461 under the Securities Act, we hereby join in the request of the Company that the effectiveness of the above-captioned Registration Statement, as amended, to be accelerated to 5:00 pm, Eastern Daylight Time, on May 13, 2010 or as soon thereafter as practicable.

[Signature page to follow]

Sincerely,

Credit Suisse Securities (USA) LLC

As Representative of the Several Underwriters

By:	/s/ Anthony Kontoleon
Name:	Anthony Kontoleon
Title:	Managing Director

[Acceleration Request]